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PRESS RELEASE

Clarification regarding pending asbestos cases in the US

(ELUX) With reference to information sent out today by the Reuters news agency, the Group makes the following clarification.

As stated earlier, Electrolux together with numerous other corporations in the US has pending litigation and claims against the Group related to asbestos.

As of November 30, 2002 the total number of cases was 194. The Group has made a provision related to these pending cases in the amount of less than USD 9 million.

Almost all of these cases relate to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases have multiple plaintiffs who have made identical allegations against many other defendants not part of the Electrolux Group. The number of individual plaintiffs in these pending cases is approximately 14,300.

Electrolux is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, the Group had sales of SEK 135.8 billion and approximately 87,100 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use under famous brands such as Electrolux, AEG, Zanussi, Frigidiare, Eureka and Husqvarna.

The Electrolux Press Hotline can be reached at +46 8 657 65 07.

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/12/17/20021217BIT00870/wkr0001.doc
http://www.waymaker.net/bitonline/2002/12/17/20021217BIT00870/wkr0002.pdf

AB ELECTROLUX (PUBL)			PRESS
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